UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF): 02.429.144/0001-93

Corporate Registry (NIRE): 35.300.186.133

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

Pursuant to Article 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. (“Company”), are hereby invited to the Ordinary and Extraordinary General Meetings (“OEGM”) to be held on April 28 2011 at 10:00 a.m. at the Company’s registered offices at Rua Gomes de Carvalho, 1510, 14th floor, suite 142 in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

I. ORDINARY GENERAL MEETING

a)      To receive the Management’s accounts, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31 2010;

b)     To approve the proposal for allocating the net income for the fiscal year 2010 and dividend distribution;

c)      To elect the effective members and their alternates to the Board of Directors;

d)     To elect the effective members and their alternates to the Fiscal Council;

e)      To establish the compensation of the Company’s Board of Directors; and

f)      To establish the fees of the members of the Fiscal Council.

II. EXTRAORDINARY GENERAL MEETING

a)      To approve the proposals for reverse split and simultaneous split of the common shares representing the Company’s capital stock;

b)     To approve the amendment of the Company’s Bylaws to reflect the following changes;

b.1    To change the text of Article 3 of the Company’s Bylaws, to include the complete address of the registered office;

b.2    To change the text of the caput of Article 5 of the Company’s Bylaws, due to the change in the number of shares comprising the capital stock through the reverse split and split of the shares;

b.3    To change the text of Article 13 of the Company’s Bylaws, seeking to make the procedures for identifying shareholders in General Meetings more flexible;

b.4    To change the text of paragraph 1 of Article 25 of the Company’s Bylaws, to include changes in the criteria for the granting of powers of attorney by the Board of Executive Officers.

c)      To approve the consolidation of the Company’s Bylaws, as a result of the amendments hereby approved.

General Instructions:

1. The shareholders, holders of the common shares issued by the Company, themselves, their legal representatives or attorneys-in-fact, may participate in the OEGM, conditional on the name of the said shareholder being recorded in the Book Entry Shares Register of the financial depositary institution for the shares – Banco do Brasil S.A.. Pursuant to Article 126 of Law 6,404/76, the shareholders shall comply with the following procedures:

(a) in accordance with Article 13 of the Company’s Bylaws, shareholders wishing to be represented by proxy, pursuant to Article 126, Paragraph 1 of Law 6,404/76, should deposit the respective power of attorney at the Company’s registered offices at least 24 hours before the appointed time for holding the OEGM; and

(b) before the beginning of the Meetings:

(i) in the case of private individuals – identification document;

(ii) in the case of a shareholder that is a corporate entity – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of its act of incorporation as well as corporate documentation identifying the legal representative of the corporate entity (minutes of the election of the executive board); and

(iii) in the case of a shareholder constituted in the form of an Investment Fund – the identity document of the legal representative of the Investment Fund manager (or the Investment Fund portfolio manager, as the case may be), accompanied by a certified copy or original of the Fund Regulations and the Bylaws or Articles of Association of it manager (or portfolio manager as the case may be), together with the minutes of the election of the legal representative.

2. Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage of voting shares needed to request multiple voting rights in the election of members of the Board of Directors is 5% (five percent), this alternative to be exercised by shareholders up to 48 hours before the OEGM according to Article 141, Paragraph 1 of Law 6,404/76.

3. All documents pertinent to matters to be discussed at the OEGM, pursuant to Article 6 of CVM Instruction 481/09, are available to shareholders as of this date at the Company’s registered offices and in its website (www.cpfl.com.br/ir), as well as the website of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br).

São Paulo, March 29 2011.

Murilo Cesar Lemos dos Santos Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.